UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 17, 2004

Commonwealth Bank of Australia-ACN 123 123 124

(Translation of registrant’s name into English)

Level 2, 48 Martin Place
SYDNEY NSW 1155
AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934.  Yes  ☐  No ☒

SIGNATURES
Exhibit Index
MEDIA RELEASE
ANNUAL REPORT
CONCISE ANNUAL REPORT
NOTICE OF MEETING
PROXY FORM
FSU STATEMENT AND RESPONSE

Documents Furnished By the Registrant

Exhibit No.	Document

1	Media Release — 17 Sept 04
2	Annual Report, 17 Sept 04
3	Concise Annual Report, 17 Sept 04
4	Notice of Meeting, 17 Sept 04
5	Proxy Form - Sept 17, 04
6	FSU Statement & Response - Sept 17, 04

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Commonwealth Bank of Australia

Date: September 17, 2004	/s/ John Damien Hatton
	Name:	John Damien Hatton

	Title:	Company Secretary

Exhibit Index

Exhibit No.	Document

1	Media Release — 17/9/04
2	Annual Report — 17/9/04
3	Concise Annual Report — 17/9/04
4	Notice of Meeting — 17/9/04
5	Proxy Forms — 17/9/04
6	FSU Statement & Response — 17/9/04